Exhibit 21.1

Angel Studios, Inc.

Subsidiaries of the Registrant

1.	Dry Bar Comedy, LLC, a Utah limited liability company

2.	Angel Studios Licensing, LLC, a Utah limited liability company

3.	Angel Studios Productions, LLC, a Utah limited liability company

4.	Angel Studios OF I, LLC, a Utah limited liability company

5.	Angel Studios SPV - Cabrini, Inc., a Delaware corporation

6.	Angel Studios BHC, S.A., DE C.V., an El Salvadoran public limited company

7.	Angel Studios Licensing B.V., a Netherlands private limited company

8.	Angel Studios Distribution Limited, a United Kingdom limited company

9.	Fig Real Estate Holdings, LLC, a Utah limited liability company

10.	Angel Acceleration Fund Management, LLC, a Delaware limited liability company